
Mail Stop 4631

January 20, 2010

By U.S. Mail and Facsimile

Mr. Anthony J. Branca
Chief Financial Officer
ICON Capital Corp.
100 Fifth Avenue – 4th Floor
New York, NY 10011

> **Re:** **ICON Income Fund Nine, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **File No. 000-50217**
>
> **ICON Income Fund Ten, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **File No. 000-50654**

Dear Mr. Branca:

We have reviewed your response letter dated January 4, 2010 and have the following additional comment. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

1. We note that you have not provided the Tandy language requested in our previous comment letter dated December 28, 2009. In this regard, please provide us with the following statements, in writing, as signed by an employee of your company, acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in their filings;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding this comment, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant